Simpson Thacher & Bartlett llp	Thompson & Knight L.L.P.

425 Lexington Avenue	1700 Pacific Avenue, Suite 3300
New York, New York 10017	Dallas, Texas 75201

Facsimile: (212) 455-2502	Facsimile: (214) 969-1751
May 11, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey B. Werbitt, Esq.

Re:	Lafarge North America Inc.
Amended Schedule 14D-9
Filed on May 11, 2006
Amended Schedule 13E-3
Filed on May 11, 2006
File No. 005-34692
Ladies and Gentlemen:
     On behalf of Lafarge North America Inc. (the “Company”) and the Special Committee of the Board of Directors of the Company (the “Special Committee” and, together with the Company, the “Respondents”), we hereby submit the following responses to the comments contained in the letter from the Staff of the Commission, dated May 11, 2006, to Eric C. Olsen, Executive Vice President and Chief Financial Officer of the Company, in respect of the above-referenced Amendment No. 5 to the Company’s Schedule 14D-9 (“Amendment No. 5 to Schedule 14D-9”) and Amendment No. 1 to the Company’s Schedule 13E-3 (“Amendment No. 1 to Schedule 13E-3”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. The Company is filing with the Commission herewith Amendment No. 6 to the Company’s Schedule 14D-9 (“Amendment No. 6 to Schedule 14D-9”) and Amendment No. 2 to the Company’s Schedule 13E-3 (“Amendment No. 2 to Schedule 13E-3”).
Schedule 14D-9/A
Item 4. Background of the Offer, page 15
1.	We refer you to prior comment 2 issued on May 9, 2006. We disagree with your analyses and continue to believe that your disclosure should summarize the March 23, 2006 report presented by Merrill Lynch and Blackstone pursuant to Item 1015 of Regulation M-A and the written report should be filed as exhibits pursuant to 1016 of Regulation M-A. In this regard, we do not view the initial TO/13E-3 filed by Lafarge S.A. as a “distinct and separate” transaction. Please revise your disclosure to include the report as an exhibit to your Schedule 13E-3 and, at a minimum, revise to summarize the material differences between the March 23, 2006 report and the April 23, 2006 report.
     While the Respondents continue to respectfully disagree with the Staff’s interpretation of what the Respondents are required to disclose in this circumstance, in light of the fact that the tender offer is scheduled to expire at midnight, New York City time, on May 12, 2006, the disclosure in Amendment No. 6 to Schedule 14D-9 has been revised, and the presentation in question has been filed as an exhibit to Amendment No. 2 to Schedule 13E-3.
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     At the Staff’s request and on behalf of the Company, this letter constitutes a written statement from the Company acknowledging that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the Company’s filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have any questions or comments concerning the foregoing, please feel free to call Robert Spatt (212-455-2685), Patrick Naughton (212-455-7135) or Christopher Lee (212-455-3619) of Simpson Thacher & Bartlett LLP, counsel to the Special Committee, or Peter Lodwick (214-969-1391) or Amy Curtis (214-969-1763) of Thompson & Knight L.L.P., counsel to the Company.
Very truly yours,
SIMPSON THACHER & BARTLETT LLP
THOMPSON & KNIGHT L.L.P.

cc:	Eric C. Olsen, Lafarge North America Inc.
Peter L. Keeley, Esq., Lafarge North America Inc.

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